

DIVISION OF
INVESTMENT MANAGEMENT

February 25, 2011

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

RE: TICC Capital Corp.
File Nos.: 333-172214 and 814-00638

Dear Mr. Boehm:

We have received the registration statement on Form N-2 of TICC Capital Corp. (the "Fund"), which was filed on February 11, 2011, 2010, with respect to a shelf offering under Rule 415 under the Securities Act of 1933 ("1933 Act"). The Fund may offer, in one or more offerings, up to $40,000,000 of its common stock.

Your cover letter represented that the disclosure contained in the registration statement is substantially similar to the disclosure contained in the Fund's registration statement on Form N-2 (File No. 333-169061) (the "Prior Registration Statement"), initially filed with the Commission on August 26, 2010 and declared effective, as amended, on November 17, 2010. Your letter notes that you have made certain material changes based on developments occurring after the effective date of the Prior Registration Statement. We understand that these changes are generally limited to biographical updates and modified disclosure regarding the Fund's portfolio composition.

Based on the similarity of the Prior Registration Statement, you requested no review of the registration statement. Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated February 11, 2011, we have not reviewed the registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement.

Notwithstanding our lack of comment, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * *

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant